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SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

SECURI[illegible] [illegible]SION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-40028 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelyn Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike, Suite 200
(No. and Street)

Rockville (City) | MD (State) | 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Richard Zitelman | 301-770-2077 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aronson & Company
(Name – *if individual, state last, first, middle name*)

700 King Farm Blvd (Address) | Rockville (City) | MD (State) | 20850 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
MAR 16 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shely Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

Stephanie Marshall
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SHELYN SECURITIES CORP.

## AUDITED FINANCIAL STATEMENTS
## AND OTHER FINANCIAL INFORMATION

## YEAR ENDED DECEMBER 31, 2006

PERFECTING THE NATURE OF YOUR BUSINESS



## Table of Contents


son & Company

700 King Farm Boulevard, Suite 300, Rockville Maryland 20850 301.231.6200 MAIN 301.231.7630 FAX www.aronsoncompany.com

**Independent Auditor's Report**

Board of Directors
**Shelyn Securities Corp.**
Rockville, Maryland

We have audited the accompanying Statement of Financial Condition of **Shelyn Securities Corp.** as of December 31, 2006, and the related Statements of Operations, Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Shelyn Securities Corp.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I, page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aronson & Company

Rockville, Maryland
January 31, 2007

## Shelyn Securities Corp.

### Statement of Financial Condition

*December 31, 2006*

## Assets

| | | |
|---|---|---|
| **Current assets** | | |
| Cash | $ | 32,590 |
| Prepaid expense | | 2,075 |
| **Total assets** | $ | 34,665 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accrued liabilities | $ | 2,234 |
| Income taxes payable | | 1,829 |
| Deferred income tax | | 457 |
| **Total liabilities** | | 4,520 |
| **Stockholder's equity** | | |
| Common stock - no par value, 1,000 shares authorized, 500 shares issued and outstanding | | 22,000 |
| Retained earnings | | 8,145 |
| **Total stockholder's equity** | | 30,145 |
| **Total liabilities and stockholder's equity** | $ | 34,665 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

## Shelyn Securities Corp.

### Statement of Operations

| *Year Ended December 31, 2006* | | |
|---|---|---|
| **Revenue** | | |
| Placement fee | $ | 198,060 |
| **Expenses** | | |
| Consulting fee | | 184,000 |
| Bond premium | | 660 |
| Licenses and fees | | 2,660 |
| Professional fees | | 8,017 |
| Personal property tax | | 300 |
| Miscellaneous | | 61 |
| **Total expenses** | | 195,698 |
| **Income from operations** | | 2,362 |
| **Other income** | | |
| Gain on sale of marketable securities | | 6,192 |
| Interest income | | 178 |
| **Total other income** | | 6,370 |
| **Income before income taxes** | | 8,732 |
| **Income taxes** | | 2,521 |
| **Net income** | $ | 6,211 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

## Shelyn Securities Corp.

### Statement of Stockholder's Equity

| *Year Ended December 31, 2006* | | Common Stock | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|
| **Balance, January 1, 2006** | $ | 22,000 | $ | 1,934 | $ | 23,934 |
| **Net income** | | - | | 6,211 | | 6,211 |
| **Balance, December 31, 2006** | $ | 22,000 | $ | 8,145 | $ | 30,145 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

## Shelyn Securities Corp.

### Statement of Cash Flows

| *Year Ended December 31, 2006* | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 6,211 |
| **Adjustments to reconcile net income to net cash provided by operating activities** | | |
| Gain on sale of marketable securities | | (6,192) |
| Deferred income tax | | 692 |
| Increase in accrued liabilities | | 2,234 |
| Increase in income taxes payable | | 1,829 |
| **Net cash provided by operating activities** | | 4,774 |
| **Cash flows from investing activities** | | |
| Purchase of marketable securities | | (4,800) |
| Sale of marketable securities | | 10,992 |
| **Net cash provided by investing activities** | | 6,192 |
| **Net increase in cash** | | 10,966 |
| **Cash, beginning of year** | | 21,624 |
| **Cash, end of year** | $ | 32,590 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

**1. Organization and significant accounting policies**

**Organization:** Shelyn Securities Corp. (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985, and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

**Revenue recognition:** The Corporation recognizes revenue from placement fees as the private placement investment is closed.

**Cash and cash equivalents:** The Corporation considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents. The Corporation maintains cash balances which may exceed Federally insured limits. The Corporation does not believe that this results in any significant credit risk.

**Income taxes:** The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided for any temporary differences arising from the use of the cash method of accounting for income tax purposes and the accrual method used for financial statement purposes.

**Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**2. Net capital requirements**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Corporation had regulatory net capital of $28,070 which was $23,070 in excess of its required minimum net capital of $5,000. The Corporation's aggregate indebtedness to net capital ratio requirement was also met.

**3. Related party transactions**

During the year ended December 31, 2006, the Company received underwriting fees for private placements of $198,060. The Company was assisted in the transaction by a company that is wholly owned by the sole stockholder of the Company, which in turn was paid $184,000 in consulting fees.

**4. Income taxes**

The components of the provision for income taxes for the year ended December 31, 2006 is as follows:

| | | |
|---|---|---|
| Current | | |
| Federal | $ | 1,218 |
| State | | 611 |
| **Total** | | 1,829 |
| Deferred | | |
| Federal | | 460 |
| State | | 232 |
| **Total** | | 692 |
| **Provision for income taxes** | $ | 2,521 |

The deferred income tax liability at December 31, 2006 of $457 relates to prepaid expenses deducted for income tax purposes.

# Shelyn Securities Corp.

## Computation of Net Capital Under Section 240.15c3-1 of the Securities and Exchange Commission

*December 31, 2006*

| | | |
|---|---|---|
| Total stockholder's equity from Statement of Financial Condition | | $ 30,145 |
| Deduct stockholder's equity not allowable for Net Capital | | - |
| **Total stockholder's equity qualified for net capital** | | 30,145 |
| **Add:** | | |
| A. Subordinated liabilities allowable in computation of net capital | $ - | |
| B. Other (deductions) or allowable credits | - | - |
| **Total capital and allowable subordinated liabilities** | | 30,145 |
| **Deductions and/or charges:** | | |
| A. Total non allowable assets from Statement of Financial Condition | (2,075) | |
| B. Secured demand note deficiency | - | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | - | |
| D. Other deductions and/or charges | - | (2,075) |
| **Net capital before haircuts on securities positions** | | 28,070 |
| Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | |
| A. Contractual securities commitments | - | |
| B. Subordinated securities borrowings | - | |
| C. Trading and investment securities: | | |
| 1. Exempted securities | - | |
| 2. Debt securities | - | |
| 3. Options | - | |
| 4. Other securities | - | |
| D. Undue concentration | - | |
| E. Other (List) | - | - |
| **Net Capital** | | $ 28,070 |

Note: There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2006 (Part IIA - Form X-17A-5)

Refer to Independent Auditor's Report on Page 1.

**Report on Internal Control Required by SEC Rule 17a-5**

Board of Directors
**Shelyn Securities Corp.**
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedule of **Shelyn Securities Corp.** as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Report on Internal Control Required by SEC Rule 17a-5 (Continued)**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Rockville, Maryland
January 31, 2007

Board of Directors
**Shelyn Securities Corp.**
Rockville, Maryland

This letter is supplemental to our report on our audit of your 2006 financial statements. **Shelyn Securities Corp.** is exempt from submitting certain schedules pursuant to Section 240.15c-3 (k)(2)(i).



Rockville, Maryland
January 31, 2007



END